# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enstar Group Limited, CIK 0001363829
CUSIP: G3075P101
Title of class of securities: Ordinary Shares, par value $1.00 per share
Address of issuer's principal executive offices: A.S. Cooper Building, 4th Floor, 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 07/02/2025
Filed by CIK 0001459925
Persons authorized to receive notices and communications: Jacqueline Giammarco, 20 Horseneck Lane, Greenwich, Connecticut (CT), 06830, (203) 862-2900

## Reporting persons
- Trident V, L.P. (CIK 0001459925): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident Capital V, L.P. (CIK 0001621506): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident V Parallel Fund, L.P. (CIK 0001492068): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident Capital V-PF, L.P. (CIK 0001621505): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident V Professionals Fund, L.P. (CIK 0001591729): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stone Point GP Ltd. (CIK 0001492231): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Stone Point Capital LLC (CIK 0001332638): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident Public Equity LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trident Public Equity GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $1.00 per share
Name of issuer: Enstar Group Limited
Address of issuer's principal executive offices: A.S. Cooper Building, 4th Floor, 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Comment:
This filing is made jointly on behalf of Trident V, L.P. ("Trident V"), Trident Capital V, L.P. ("Trident V GP"), Trident V Parallel Fund, L.P. ("Trident V Parallel"), Trident Capital V-PF, L.P. ("Trident V Parallel GP"), Trident V Professionals Fund, L.P. ("Trident V Professionals" and, together with Trident V and Trident V Parallel, the "Trident V Funds"), Stone Point GP Ltd. ("Trident V Professionals GP" and, together with Trident V GP and Trident V Parallel GP, the "Trident V GPs") (collectively, the "Stone Point Partnerships"), Stone Point Capital LLC ("Stone Point"), Trident Public Equity LP ("TPE LP") and Trident Public Equity GP LLC ("TPE GP" and, together with the Stone Point Partnerships, Stone Point and TPE LP, the "Reporting Persons") with respect to the voting ordinary shares, par value $1.00 per share ("Ordinary Shares"), of Enstar Group Limited, a Bermuda company (the "Issuer" or the "Company"), having its principal executive offices at A.S. Cooper Building, 4th Floor, 26 Reid Street, Hamilton, HM 11 Bermuda.

This filing modifies that certain Schedule 13D filed by the Trident V Funds, Trident V GP, and Stone Point on November 15, 2013 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed (together with TPE LP and TPE GP) on November 25, 2016 ("Schedule 13D/A No. 1"), Amendment No. 2 filed (together with Trident V Parallel GP and Trident V Professionals GP) on May 15, 2018 ("Schedule 13D/A No. 2"), Amendment No. 3 filed on June 22, 2020 ("Schedule 13D/A No. 3"), Amendment No. 4 filed on May 12, 2022 ("Schedule 13D/A No. 4"), Amendment No. 5 filed on July 31, 2024 ("Schedule 13D/A No. 5") and Amendment No. 6 filed on August 19, 2024 ("Schedule 13D/A No. 6"). This filing constitutes: (i) Amendment No. 7, in respect of Trident V Funds, Trident V GP, and Stone Point; (ii) Amendment No. 6 to the initial Schedule 13D of Schedule 13D/A No. 1, as amended by Schedule 13D/A No. 2, Schedule 13D/A No. 3, Schedule 13D/A No. 4, Schedule 13D/A No. 5 and Schedule 13D/A No. 6, in respect of TPE LP and TPE GP; and (iii) Amendment No. 5 to the initial Schedule 13D/A of Schedule 13D filed as Schedule 13D/A No. 2, as amended by Schedule 13D/A No. 3, Schedule 13D/A No. 4, Schedule 13D/A No. 5 and Schedule 13D/A No. 6, in respect of Trident V Parallel GP and Trident V Professionals GP.

The Initial Schedule 13D, as amended by Schedule 13D/A Nos. 1, 2, 3, 4, 5 and 6 and modified by this filing, is referenced herein as the "Schedule 13D/A," which remains unchanged, except as specifically amended by this filing in respect of the respective filers described in the foregoing paragraph.

Capitalized terms used but not defined herein shall have the respective meanings defined in the Schedule 13D/A as previously amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following information:

On July 2, 2025, the Issuer completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 29, 2024 (the "Merger Agreement") by and among Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of the Issuer ("New Company Holdco"), Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of New Company Holdco ("Company Merger Sub"), Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda ("Parent"), and Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of Parent ("Parent Merger Sub"). Parent and Merger Sub were backed by equity commitments from investment vehicles managed or advised by affiliates of Sixth Street Partners, LLC. Pursuant to the Merger Agreement, the Issuer, New Company Holdco, Company Merger Sub, Parent and Parent Merger Sub effected a series of mergers (collectively, the "Mergers"), with the Issuer surviving such mergers as a wholly owned subsidiary of Parent. Capitalized terms used in this Item 4 but not otherwise defined have the meaning set forth in the Merger Agreement.

As a result of the Mergers, and upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, each Ordinary Share issued and outstanding as of immediately prior to the First Effective Time (other than (w) Ordinary Shares owned by Parent, Parent Merger Sub, the Company or their respective wholly owned Subsidiaries, (x) all Reinvesting Shares, (y) all Ordinary Shares subject to the Company's equity awards (other than Company Restricted Shares) and (z) all Ordinary Shares that were Dissenting Shares) was converted into the right to receive a total of $338 in cash, without interest. Following consummation of the Mergers, holders of Ordinary Shares no longer directly own any shares of the Company, which is the Third Surviving Company following the Mergers.

In connection with the Closing, the Issuer notified representatives of the NASDAQ Stock Market LLC ("NASDAQ") that the Mergers had been completed and requested that NASDAQ suspend trading of the Ordinary Shares. In addition, the Issuer requested that NASDAQ file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 (the "Ordinary Shares Form 25") to effect the delisting of the Ordinary Shares and the deregistration of such shares under Section 12(b) of the Act.

Following the effectiveness of the Form 25, the Issuer intends to file with the SEC a certification on Form 15 requesting the termination of registration of Ordinary Shares under Section 12(g) of the Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Act. Such deregistration of the Ordinary Shares will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Issuer's reporting obligations under the Act will be suspended immediately upon the filing of Form 15.

In connection with the Mergers, affiliates and managed funds of Stone Point Credit Adviser LLC, an affiliate of Stone Point, together with certain third party co-investors, purchased, pursuant to the preferred equity commitment letter dated July 29, 2024 (the "Preferred Equity Commitment Letter"), preferred equity interests in a parent entity of Parent with an aggregate liquidation preference of $175,000,000, on the terms and subject to the conditions set forth in the Preferred Equity Commitment Letter. The preferred equity interests were issued pursuant to a Certificate of Designation, dated as of July 2, 2025, and were purchased pursuant to an Investment Agreement, dated as of July 2, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, following the Mergers, the Reporting Persons did not beneficially own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as set forth in Item 4 of the Schedule 13D, no transactions in the Issuer's securities have been effected by the Reporting Persons during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On July 2, 2025 each of the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Ordinary Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Signatures
- Trident V, L.P.: /s/ Jacqueline Giammarco, By: Trident Capital V, L.P., its sole general partner; DW Trident V, LLC, a general partner; its Vice President/Jacqueline Giammarco (07/07/2025)
- Trident Capital V, L.P.: /s/ Jacqueline Giammarco, By: DW Trident V, LLC, a general partner; its Vice President/Jacqueline Giammarco (07/07/2025)
- Trident V Parallel Fund, L.P.: /s/ Jacqueline Giammarco, By: Trident Capital V-PF, L.P., its sole general partner; DW Trident V, LLC, a general partner; its Vice President/Jacqueline Giammarco (07/07/2025)
- Trident Capital V-PF, L.P.: /s/ Jacqueline Giammarco, By: DW Trident V, LLC, a general partner; its Vice President/Jacqueline Giammarco (07/07/2025)
- Trident V Professionals Fund, L.P.: /s/ Jacqueline Giammarco, By: Stone Point GP Ltd., its sole general partner; its Vice President/Jacqueline Giammarco (07/07/2025)
- Stone Point GP Ltd.: /s/ Jacqueline Giammarco, Vice President/Jacqueline Giammarco (07/07/2025)
- Stone Point Capital LLC: /s/ Jacqueline Giammarco, Chief Compliance Officer/Jacqueline Giammarco (07/07/2025)
- Trident Public Equity LP: /s/ Sally DeVino, By: Trident Public Equity GP LLC, its general partner; its Vice President/Sally DeVino (07/07/2025)
- Trident Public Equity GP LLC: /s/ Sally DeVino, Vice President/Sally DeVino (07/07/2025)